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January 8, 2021

BY EDGAR

Ms. Loan Lauren Ngyuen

Ms. Liz Packebusch

Mr. Karl Hiller

Mr. John Cannarella

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Science Strategic Acquisition Corp. Alpha
Draft Registration Statement on Form S-1
Submitted November 6, 2020
CIK No. 0001830547

Dear Ms. Ngyuen, Ms. Packebusch, Mr. Hiller and Mr. Cannarella:

This letter (this “Response Letter”) is submitted on behalf of Science Strategic Acquisition Corp. Alpha (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 3, 2020 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1, which was submitted confidentially by the Company to the Commission on November 6, 2020 (the “Draft Registration Statement”). The Company is concurrently filing the registration statement on Form S-1 (the “Registration Statement”), which includes changes to the Draft Registration Statement in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Registration Statement, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note the description of certain "D2C" companies in Science’s current portfolio at page 3. Please revise to clarify, if true, that you have not entered into any preliminary agreements with any of these D2C companies.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement.

Provisions in our amended and restated certificate of incorporation, page 54

2.	We note your disclosure, at page 54, that your amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for derivative actions. We also note your disclosure at page 142 regarding this exclusive forum provision. Please revise your risk factor to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your risk factor to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the Registration Statement.

*  *  *  *

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at andycampbell@mofo.com or (202) 887-1584.

Sincerely,

/s/ Andrew P. Campbell
Andrew P. Campbell

Cc:

Michael Jones, Chairman and Chief Executive Officer

Thomas Dare, Chief Financial Officer

Peter Pham, President

Greg Gilman, Director

Science Strategic Acquisition Corp. Alpha

Justin R. Salon

Morrison & Foerster LLP